Exhibit 12.1

BNSF Railway Company and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
In millions, except ratio amounts
(Unaudited)

	Year ended December 31,
	2009	2008	2007	2006	2005

Earnings:
Income before income taxes	$3,081	$3,800	$3,583	$3,552	$2,862
Add:
Interest and other fixed charges, excluding capitalized interest	124	97	87	113	127
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	267	278	282	261	221
Distributed income of investees accounted for under the equity method	5	5	4	3	4
Amortization of capitalized interest	4	5	4	4	8
Less:
Equity in earnings of investments accounted for under the equity method	12	13	19	27	15
Total earnings available for fixed charges	$3,469	$4,172	$3,941	$3,906	$3,207
Fixed charges:
Interest and fixed charges	$142	$114	$104	$127	$140
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	267	278	282	261	221
Total fixed charges	$409	$392	$386	$388	$361
Ratio of earnings to fixed charges	8.48x	10.64x	10.21x	10.07x	8.88x